FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2003.

Total number of pages: 60

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release on October 28th 2003, (JAPANESE GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003(FROM APRIL 1, 2003 TO SEPTEMBER 30, 2003) CONSOLIDATED

2. Press release on October 28th 2003, Nidec Corporation resolved at a meeting of its Board of Directors today to increase the payment of interim cash dividend per share for the year ending March 31, 2004.

3. Press release on October 28th 2003, Nidec Copal Corporation, a listed company on the first section of Tokyo Stock Exchange (7756) and Nidec Corporation’s consolidated subsidiary under the Japanese GAAP, announced today its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2003, which had been revised upward from the previous forecasts announced on April 25, 2003 as set forth in farther detail below.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: October  28, 2003

                      By:   /S/ Hiroshi Toriba

Executive Director, Investor Relations and
Corporate Planning

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

(FROM APRIL 1, 2003 TO SEPTEMBER 30, 2003)

CONSOLIDATED

Released on October 28, 2003

NIDEC CORPORATION

Date of Directors’ meeting for interim financial results:	October 28, 2003
Stock Listings:	The Tokyo Stock Exchange, The Osaka Securities Exchange and the New York Stock Exchange
Head Office:	Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2003 to September 30, 2003)

(1) Consolidated Financial Results

	Japanese yen (millions except per share amounts)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Net sales	¥158,265	¥146,724	¥298,641
Percent change from the previous period	7.9%	8.5%	6.3%
Operating income	14,496	10,333	22,861
Percent change from the previous period	40.3%	66.9%	41.1%
Recurring profit	12,076	6,322	17,816
Percent change from the previous period	91.0%	25.4%	0.9%
Net income	6,413	2,616	6,485
Percent change from the previous period	145.1%	158.0%	0.4%
Net income per share, primary	¥100.81	¥41.17	¥100.08
Net income per share, diluted	¥97.90	¥39.41	¥95.66

Notes：

1. Equity in earnings (loss) of affiliates:

(58) million yen for the six month ended September 30, 2003

(72) million yen for the six month ended September 30, 2002

(110) million yen for the year ended March 31, 2003

2. Average number of shares issued and outstanding (consolidated):

63,621,941 shares for the six months ended September 30, 2003

63,565,630 shares for the six months ended September 30, 2002

63,565,357 shares for the year ended March 31, 2003

3. Change in accounting method: N/A

4. Percentage changes of net sales, operating income and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	September 30,		March 31,
	2003	2002	2003
Total assets	¥328,752	¥295,128	¥305,318
Shareholders’ equity	94,294	88,212	90,142
Shareholders’ equity to total assets	28.7%	29.9%	29.5%
Shareholders’ equity per share	¥1,479.37	¥1,387.74	¥1,416.14

Note:

Number of shares issued and outstanding (consolidated):

63,739,256 shares at September 30, 2003

63,565,971 shares at September 30, 2002

63,566,081 shares at March 31, 2003

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions except per share amounts)
	September 30		March 31
	2003	2002	2003
Net cash provided by operating activities	¥15,245	¥11,751	¥29,224
Net cash used in investing activities	(23,341)	(14,246)	(29,168)
Net cash used in or provided by financing activities	7,831	(1,590)	(2,717)
Cash and cash equivalents at the end of the period	¥47,859	¥47,560	¥49,315

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 64

Number of non-consolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 7

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 10

Number of companies excluded from consolidation: 1

Number of companies newly accounted for by the equity method: 2

Number of companies excluded from accounting by the equity method: 0

(6) Forecast of Consolidated Financial Performance (For the year ending March 31, 2003 )

Japanese yen (Millions except per share amounts)
Net sales	¥320,000
Operating income	28,000
Recurring profit	20,000
Net income	8,000
Net income per share	¥123.72

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”) and 64 consolidated subsidiaries, with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business. Currently, there are also 5 non-consolidated subsidiaries, 7 equity-method affiliates and 1 non-accounting by the equity method affiliates.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Manufacturing/ Sales	Product	Principal Companies
Small precision motors	Manufacturing	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec High-Tech Motor (Thailand) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd.

		Small precision fans	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Co., Ltd.
		Vibration motors	Nidec Copal Corporation, Nidec Copal (Vietnam) Co., Ltd.
Parts and material

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation

	Sales (Domestic)		Nidec Corporation, Nidec Copal Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics Gmbh, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Taiwan Corporation

Business Segment	Manufacturing/ Sales	Product	Principal Companies
Mid-size motors	Manufacturing	Office automation equipment and home appliances	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
		Automobiles	Nidec Corporation, Nidec Shibaura (Zhejiang) Co., Ltd.
	Sales (Domestic)		Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics Gmbh, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Co., Ltd., Nidec Shibaura Electronics (Thailand) Co., Ltd.
Machinery *(1)	Manufacturing	High-speed press machines	Nidec-Shimpo Corporation
Factory automation equipment

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation

	Sales (Domestic)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation
	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, Nidec-Kyori Corporation
Other	Manufacturing and sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
	Manufacturing	Automobile parts	Nidec Tosok Corporation, Nidec Tosok (Vietnam) Co., Ltd.
		Electronic parts	Nidec Copal Electronics Corporation
		Optical parts	Nidec Copal Corporation, Nidec Copal (Thailand) Corporation
	Sales (Domestic)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd.
	International	Parts and material	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd.
	Other services	Service	Nidec Total Service Corporation, Sankyo Ryutsu Kogyo Co., Ltd.

Notes: *(1) Starting this interim consolidated fiscal period, “Machinery and power supplies” has been renamed as “Machinery” to reflect the change that machineries account for most of the segment most of the segment starting this period.

2. MANAGEMENT POLICIES

1)Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend subject to improvements in consolidated earnings, while securing stable dividend levels.

Reserves are continually being used to strengthen management structure and for business expansion to enhance profitability.

Nidec increased the payment of interim dividends per share from the proposed amount of ¥12.50 to ¥15.00 for the six-month period ended September 30, 2003. The ¥2.50 increase represents a commemorative dividend associated with Nidec’s 30th anniversary. Combined with the stated year-end ordinary dividend of ¥12.50, the total dividend payment per share for the year ending March 31, 2004 is expected to be ¥27.50.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 share and actively exercised share spilt to date, as exemplified by the one-to-two share split it implemented in May 2000.

4) Target

Nidec’s primary target is to reach group sales of ￥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (FDB) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for precision parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic components is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations this May, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the establishment of a Tokyo-based laboratory. The most recent development includes the capital alliance with Sankyo Seiki Mfg. Co., Ltd. effective October 1, 2003, the R&D activity of which is to be augmented under the group-wide R&D enhancement approaches.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. The concurrent establishment of Investor Relations Department with a sophisticated functionality is also part of such approaches. The most recent progress includes a move toward establishing an environment management system, which entails the acquisition of ISO14001 certification.

D. Nidec is implementing a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with a dose of generation changes in the top management.

E. From a group-wide perspective, Nidec will assist Sankyo Seiki Mfg. Co., Ltd. to restore profitability, and thereby contribute to Nidec’s consolidated revenue growth.

7) Perspectives on corporate governance and the state of its implementation

Nidec places the issue of corporate governance as one of its top management priorities and has been making a consistent study on how it should work in specific terms. With an aim to enhance internal control capabilities, Nidec has clarified the basic concept and principles of compliance and risk management, thus creating Compliance Committee and Risk Management Committee, and their subsidiary organs, Compliance Office and Risk Management Office. These entities took effect as of May 1, 2003. Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, will establish a solid structure of compliance and promote the soundness and transparency of its management by stipulating the locus of risk-management responsibilities.

Basic Policies:

A. As for the function of Board of Directors, including the method of selecting Board Members, Nidec will abide by the ongoing definitions and practices.

B. As for the aggregate amount of compensation paid for Board Members, Nidec will continue its current disclosure practices through its financial statements.

C. As for Supervisory function over management, Nidec will enhance the function within the currently available structure.

D. As for compliance, Nidec will establish an independent committee governing compliance issues under the umbrella of Board of Directors, and its subsidiary organ, Compliance Office. The compliance rules will reflect the code of ethics as stipulated in the Sarbanes-Oxley Act of the U.S., creating a whistle-blowing system to protect private right of action for employees filing complaints.

Current Situation

A. Japanese Auditing System is continuously adopted, in which no less than half of the members constituting the Board of Auditors must be independent auditors.

B. No outside director working on a part-time basis has been appointed as a board member at present. However, Nidec is recruiting many talented human resources from outside, and many well-experienced persons of executive ability have been selected as the board members. Regarding Board of Auditors, three out of four members are outside auditors stipulated in the Commercial Law of Japan.

C. As a company employing Japanese Auditing System, laws to oblige Nidec to form committees of any sort are nonexistent. However, Nidec has voluntarily established Disclosure Control Committee, in addition to the aforementioned two committees, Compliance Committee and Risk Management Committee.

D. Supervisory responsibilities are undertaken by the Board of Directors and the Board of Auditors, while executive responsibilities are borne by Management Council and Managing Directors’ Meeting.

E. Sound internal control requires clarified managerial responsibilities and highly transparent risk information. Measures taken include an upgrade of the Company’s basic risk management regulations, in line with the installation of Risk Management Committee and its subsidiary organ, Risk Management Office, both working under the auspices of Board of Directors. In terms of the auditing of internal control, Auditor’s Office conducts business audit and accounting audit on a consolidated basis, separately from the ordinary audit conducted by corporate auditors.

F. Solutions to issues relating to a third-party involvement in the Company’s corporate governance practice necessitate a close consultation with the legal advisors and accounting auditors. With its shares traded on the NYSE, Nidec acknowledges that the participation of outside experts is of the essence.

3. Operating and Financial Review and Prospects

1) Operating Results

Overview

The first half of Fiscal 2003 underwent a string of contingencies potentially disruptive to the world economy, as represented by the outbreak of war in Iraq and SARS epidemic. However, with economic stability at the top of U.S. list of priority and China’s economic growth remaining sound, the overall world economic conditions slightly turned up toward the term-end. On the domestic front, the subsequent global upturn in stocks seems to have restored business confidence, if only temporarily, among Japanese firms. Still, the recovery is not universal leaving the financial condition of certain industrial sectors stagnated or even aggravated. It was against such economic background that Nidec opened its new head office and the Central Technical Laboratories and marked the 30th anniversary of the company’s founding. Proactive approaches in business expansion we have taken in coping with a series of new challenges have successfully sustained the upward trend brought forward from the latter half of Fiscal 2002. It was followed by our consolidated results for the six months ended September 30, 2003 surpassing the previous target set at the start of Fiscal 2003. In the area of small precision motors, our core business, sales of motors for hard disk drives (HDD) and optical disk drives including DVD increased smoothly due to the steady growth in demand for new applications. Meanwhile, sales of precision parts, including digital camera shutters, as well as electronics components and automobile parts continued to increase as we carved out new markets. As a result, consolidated net sales, operating income, recurring income and net income increased by 8%, 40%, 91% and 145% for the six months ended September 30, 2003, as compared to the same six months of the previous year.

Consolidated Operating Results

For the six months ended September 30, 2003, consolidated net sales increased approximately ¥11,500 million, or 7.9%, to ¥158,265 million as compared to the same six months of the previous year. Including devaluation losses on foreign currencies of approximately ¥3,300 million due to an approximately 4% appreciation of the yen against the U.S. dollar, the increase of the net sales amounted to approximately ¥14,800 million, or 10%. The largest portion of the increase in net sales consists of approximately ¥9,600 million or an approximately 33% increase in sales of components earned from “Other” segment, followed by approximately ¥2,400 million or an approximately 3.0% increase in sales of small precision motors. The details are described in the “Business Segment section.”

Consolidated operating income increased approximately ¥4,200 million, or 40.3%, to ¥14,496 million for the six months ended September 30, 2003, as compared to the same six months of the previous year.  Including the depreciation costs of amortization of goodwill of approximately ¥1,700 million, consolidated operating income amounted to ¥16,200 million. The increase of ¥4,200 million in operating income consists of approximately ¥1,400 million generated from the small precision motor business and mid-size motor businesses, approximately ¥2,300 million increase from the components businesses in the Other segment, and ¥400 million increase from the machinery business. The income increase from the small precision motor business is mainly attributable to enhanced profitability in the HDD motor production and the merit of scale achieved by expanding production and sales of DC motors for optical disk drives including DVD.

Sales of digital camera shutters, electronics components and automobile parts in the Other segment, which had started picking up in the second half of the previous fiscal year, continued to increase due to the strong demand and expanded market share. The significant income increases were achieved on the basis of Nidec’s solid technological competitiveness and the price edge maintained through the course of the production shifted to overseas. For the Mid-size Motor and Machinery segments, the focus was placed on managerial improvements designed to build a high-profit structure in view of the protracted sluggishness in the capital investment market.

Consolidated recurring income increased approximately ¥5,800 million, or 91.0%, to ¥12,076 million for the six months ended September 30, 2003 as compared to the same six months of the previous year.

The significant increase resulted from an increase of ¥12,076 in operating income and a decrease of approximately ¥1,500 million in foreign currency exchange loss accounted for as “Other expenses”. As a result, consolidated net income also increased approximately ¥3,800 million, or approximately 250%, to ¥6,413 million for the six months ended September 30, 2003, as compared to the same six months of the previous year. There was no particular item to be included as “Extraordinary gain or loss”, except an increase of ¥1,900 million in minority interests due to an increase in profit of group companies, which decreased consolidated net income for the term.

Overview of the three months (the second quarter) ended September 30, 2003.

Consolidated net sales for the three months ended September 30, 2003 increased approximately ¥8,000 million, or 10.7%, to ¥83,149 million as compared to the preceding three months ended June

30, 2003. The increase in net sales mainly derives from the increase in sales of small precision motors of approximately ¥6,500 million.

Consolidated operating income for the three months ended September 30, 2003 increased approximately ¥1,460 million, or 22.5%, to ¥7,980 million as compared to the three months ended June 30, 2003. The increase in operating income mainly consists of the profit increase of ¥1,100 million earned from the Small Precision Motor segment. The operating income ratio for this segment was improved by approximately 1% as compared to the three months ended June 30, 2003. This represents the second consecutive quarter of a 1% profit improvement.

Consolidated recurring income and net income slightly decreased as compared to the three months ended June 30, 2003 due to a foreign currency exchange loss specified as “Other expenses”.

Segmental information in detail is as follows:

Business Segment

a) Small Precision Motors

Net sales for the “Small Precision Motors” segment increased approximately ¥2,400 million, or 3%, to ¥85,965 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Sales of motors for HDD increased 6.4%, to approximately ¥50,260 million, reflecting a 14.1% increase in shipments. This represents the fact that the yen-based unit price decreased by approximately 7%. Because the average yen exchange rate for the six months ended September 30, 2003 rose by 4% against the US dollar compared to the same six months of the previous year, the U.S. dollar-based unit prices are also deemed to have decreased by no less than 2%. The relatively modest decline in U.S. dollar-based unit price represents an increased sales ratio of high-end products to total product mix, which materially offset part of the decline.

Sales of other DC motors, including those for CD-R/RW and DVD, increased 19.7% to ¥14,727 million as compared to the same six months of the previous year, surpassing the increase rate of HDD motor sales. Shipments marked the second consecutive year of a high volume increase exceeding 50% contributing to a significant share growth. The average unit price fell over 20% during the six-month period partly due to the impact from changes in product mix.

Sales of fan motors decreased 10.9% to ¥13,837 million as compared to the same six months of the previous year. Sales and shipments of fan motors for the second quarter ended September 30, 2003 exceeded those for the same period of the previous year, but still fell short of compensating for the sharp sales decline incurred during the first quarter ended June 30, 2003.

Operating income for this segment increased ¥250 million, or approximately 3%, to ¥9,344 million as compared to the same six months of the previous year. The increase derived from the favorable motor shipments and enhanced productivity in the mass-production of fluid dynamic bearing (FDB) motors.

b) Mid-size Motors

Net sales for the “Mid-size Motors” segment decreased approximately ¥2,300 million, or 12%, to ¥16,664 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. The significant decrease reflects a change in sales practice whereby Nidec sold an increasing number of motors for automobile power steering system separately from electronic control unit (ECUs). The average selling price per unit lowered accordingly, thus reducing the total sales volume while the shipments increased approximately 24%. In the field of other mid-size motors, Nidec Shibaura increased sales of motors for home appliances by approximately 10%, while Nidec Power Motor decreased sales of motors for industrial equipment by over 12%.

Operating income for this segment amounted to ¥931 million for the six months ended September 30, 2003. It contrasts sharply with a deficit of ¥200 million posted for the same six months of the previous year. The significant increase in operating income mainly derived from an expanded motor production directed to the automobile market and enhanced productivity in offshore motor production directed to home appliances and industrial equipment market.

c) Machinery

Net sales for the “Machinery” segment increased approximately ¥1,900 million, or 12%, to ¥17,491 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Sales of Nidec-Kyori’s precision press and Nidec-Reed’s testers, as well as Nidec Tosok and Nidec Copal’s semiconductor manufacturing equipment, increased as compared to the same six months of the previous year as the demand for industrial equipment associated with capital investment inched upward. As a result, operating income for this segment significantly increased by approximately ¥400 million, or 45%, to ¥1,360 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Deficit reduction achieved through the withdrawal from the power supplies business and improved management practices of the machinery business collectively contributed to securing profits despite persistently low-pitched order entry.

d) Other

Net sales for the “Other” segment increased approximately ¥9,600 million, or 33%, to ¥38,144 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. A major part of the increase came from sales of Nidec Copal’s digital camera shutters and optical precision parts, Nidec Copal Electronics’ electronics components, and Nidec Tosok’s automobile parts, as well as Nidec Nemicon’s encoders. As a result, operating income for this segment largely increased approximately ¥2,300 million, or 110%, to ¥4,445 million.

2) Consolidated Financial Position

The term-end balance of cash and cash equivalents decreased ¥1,456 million to ¥47,859 million for the six months ended September 30, 2003 as compared to the previous six months ended March 31, 2003.

For “Cash flows from operating activities,” cash inflow increased ¥3,494 million to ¥15,245 million as compared to the same six months of the previous year. Net income before tax increased ¥6,164 million to ¥11,228 million and payment of corporate tax decreased ¥1,100 million. They absorbed cost burdens associated with increases in notes and accounts receivable and inventories.

For “Cash flows from investing activities,” cash outflow increased approximately ¥9,095 million to ¥23,341 million as compared to the same six months of the previous year. A large part of the increase came from investments in securities, including securities of Sankyo Seiki Mfg. Co., Ltd., amounting to ¥12,500 million. Expenditures for purchase of tangible fixed assets decreased ¥2,500 million to approximately ¥10,000 million as compared to the same six months of the previous year.

For “Cash flows from financing activities,” cash flow posted a positive ¥7,831 million mainly due to a bank loan of ¥11,800 million credited to the acquisition of shares of Sankyo Seiki Mfg. Co., Ltd.. The expenditure for repayment of long-term borrowings amounted to approximately ¥3,000 million.

3) Non-Consolidated Results

Non-consolidated net sales decreased approximately ¥6,500 million, or 9.9%, to ¥59,614 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. Devaluation loss on foreign currency amounted to approximately ¥2,100 million, or 3.4% of net sales. On the segmental basis, net sales of small precision motors decreased approximately ¥4,200 million, or approximately 7%, to ¥56,537 million as compared to the same six months of the previous year. The most contributing factor was a decrease of approximately ¥4,500 million in sales of HDD motors largely due to devaluation loss incurred from yen’s appreciation, and changes in transaction method whereby products are sold to customers directly from Nidec’s overseas factories, rather than through Nidec. For reference’s sake, net sales for the “Small Precision Motors” segment on a consolidated basis increased approximately ¥3,000 million, or 6.4%, as compared to the same six months of the previous year. On the non-consolidated basis, net sales of other DC motors used for applications including DVD increased approximately ¥1,700 million as compared to the same six months of the previous year. On the other hand, net sales of fan motors decreased approximately ¥1,500 as compared to the same six months of the previous year. Net sales of mid-size motors decreased approximately ¥2,700 million, or 56%, to ¥2,100 million as compared to the same six months of the previous year, as motors for automobile power steering systems sold without ECU grew to constitute the major part of the shipments during the term.

Non-consolidated operating income decreased approximately 75% to ¥645 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. The decrease in operating income reflected changes in sales practice whereby a large number of HDD motors were sold to the customers directly from Nidec’s overseas factories, rather than through Nidec. Increases in sales administrative expenses were largely comprised of the spendings previously accounted for as the cost of goods sold. The shift of expense account was implemented following the convergence of Nidec’s R&D facilities at the Central Technical Laboratory. Excluding this impact, the increase in sales administrative expenses for the six months ended September 30, 2003 was approximately ¥100 million.

Non-consolidated recurring income decreased approximately ¥1,650 million to ¥2,381 million for the six months ended September 30, 2003 as compared to the same six months of the previous year. The decrease in recurring income precisely represented the decrease in operating income. As a result, net income also decreased approximately ¥1,100 million, or 37%, to ¥1,800 million for the six months ended September 30, 2003 as compared to the same six months of the previous year.

4) Business forecasts for the year ending March 31, 2004

In prospect of continuous growth in demand for Nidec’s key products, we have not changed our previous forecasts (April 25,2003) for consolidated sales and operating income for the year ending March 31, 2004.

In the meantime, we have made revisions of forecasts for consolidated recurring income and net income in consideration of the impact of sharp appreciation of the yen seen from mid-September onward and our capital alliance with Sankyo Seiki Mfg. Co., Ltd.

We have also revised our forecasts for non-consolidated results for the year ending March 31, 2004 in consideration for the faster-than-expected shift to direct sales between our offshore factories and customers, besides the impact of the yen appreciation.

The anticipated U.S. dollar-yen exchange rate has been changed to: 1 USD=110 Yen

The following are the revised financials forecasts for the year ending March 31, 2004.

Full year (Consolidated)
Net Sales	¥320,000 million (107.2% Y/Y)
Operating Income	¥28,000 million (122.5% Y/Y)
Recurring Income	¥20,000 million (112.3% Y/Y)
*Decrease of ¥5,000 million from the previous forecast
Net Income	¥8,000 million (123.4% Y/Y)
*Decrease of ¥5,000 million from the previous forecast

Full year (Non-consolidated)
Net Sales	¥115,000 million (89.0% Y/Y)
*Decrease of ¥5,000 million from the previous forecast
Operating Income	¥1,200 million (34.1% Y/Y)
*Decrease of ¥300 million from the previous forecast
Recurring Income	¥4,000 million (55.2% Y/Y)
*Decrease of ¥1,000 million from the previous forecast
Net Income	¥2,500 million (50.3% Y/Y)
*Decrease of ¥1,500 million from the previous forecast

With Regard To Non-Consolidated Financial Forecasts

1) Non-consolidated financial forecasts for the year ending March 31, 2004 reflect:

a) anticipated further shift to direct-transaction between Nidec’s overseas subsidiaries (factories) and the customers

b) U.S. dollar exchange rate is fixed at 110 yen. Asian currencies exchange rates are set based on this dollar–yen rate.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business including the impact of the capital alliance with Sankyo Seiki Mfg. Co., Ltd., our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained.

4. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2003		2002		2003
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥48,076		¥47,462		¥49,491		(¥1,415)
Notes and accounts receivable	83,785		76,535		80,144		3,641
Marketable securities	258		286		266		(8)
Inventories	25,789		24,176		24,298		1,491
Deferred income taxes	4,625		2,540		4,144		481
Other current assets	9,712		7,635		10,176		(464)
Allowance for doubtful accounts	(480)		(448)		(550)		70
Total current assets	171,767	52.2	158,189	53.6	167,972	55.0	3,795
Fixed assets:
Tangible assets	115,370	35.1	107,550	36.4	112,484	36.9	2,886
Buildings and structures	33,762		29,194		35,372		(1,610)
Machinery and vehicles	34,051		33,654		34,419		(368)
Tools, furniture and fixtures	11,845		10,767		11,541		304
Land	33,282		27,648		28,691		4,591
Construction in progress	2,429		6,285		2,459		(30)
Intangible assets	8,789	2.7	11,085	3.8	9,174	3.0	(385)
Difference between net assets of consolidated subsidiaries and investment cost	8,021		10,084		8,402		(381)
Others	768		1,000		771		(3)
Investments and other assets	32,810	10.0	18,289	6.2	15,673	5.1	17,137
Investment securities	25,164		8,803		7,342		17,822
Deferred income taxes	4,006		5,473		4,608		(602)
Others	4,292		4,633		4,374		(82)
Allowance for doubtful accounts	(652)		(620)		(651)		(1)
Total fixed assets	156,970	47.8	136,926	46.4	137,332	45.0	19,638
Deferred charges	13	0.0	13	0.0	13	0.0	0
Total assets	¥328,752	100.0	¥295,128	100.0	¥305,318	100.0	¥23,434

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2003		2002		2003
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥55,640		¥49,627		¥53,113		¥2,527
Short-term borrowings	76,724		58,417		65,496		11,228
Current portion of long-term debt	2,159		3,166		3,349		(1,190)
Current portion of convertible bond	4,698		10,168		5,027		(329)
Income taxes payable	3,160		2,320		3,045		115
Deferred income taxes	0		0		0		0
Accrued bonus to employees	3,832		3,788		3,325		507
Other current liabilities	25,573		14,543		19,129		6,444
Total current liabilities	171,789	52.3	142,032	48.1	152,485	49.9	19,304
Non-current liabilities:
Convertible bonds	9,278		13,978		9,279		(1)
Long-term debt	3,410		3,958		5,187		(1,777)
Deferred income taxes	1,718		1,204		1,192		526
Accrued severance and benefit costs	8,918		8,366		9,081		(163)
Accrued retirement benefit to directors	1,179		1,221		1,255		(76)
Others	1,561		1,027		811		750
Total non-current liabilities	26,067	7.9	29,756	10.1	26,807	8.8	(740)
Total liabilities	197,857	60.2	171,789	58.2	179,293	58.7	18,564
Minority interests	36,600	11.1	35,126	11.9	35,882	11.8	718
Shareholders’ equity:
Common stock	26,647	8.1	26,473	9.0	26,485	8.7	162
Additional paid-in capital	26,522	8.0	26,348	8.9	26,360	8.6	162
Retained earnings	49,611	15.1	41,047	13.9	44,282	14.5	5,329
Land revaluation reserve	(701)	(0.2)	(701)	(0.3)	(701)	(0.2)	-
Net unrealized loss on securities	605	0.2	(98)	(0.0)	(561)	(0.2)	1,166
Foreign currency translation adjustment	(8,318)	(2.5)	(4,835)	(1.6)	(5,656)	(1.9)	(2,662)
Treasury stock	(73)	(0.0)	(21)	(0.0)	(65)	(0.0)	(8)
Total shareholders’ equity	94,294	28.7	88,212	29.9	90,142	29.5	4,152
Total liabilities and shareholders’ equity shareholders’ equity	¥328,752	100.0	¥295,128	100.0	¥305,318	100.0	¥23,434

2) Consolidated Statements of Income

	Japanese yen (Millions)
	September 30,				Increase or decrease	2003/ 2002%	March 31,
	2003		2002				2003
	Amount	%	Amount	%			Amount	%
Net sales	¥158,265	100.0	¥146,724	100.0	¥11,541	107.9	¥298,641	100.0
Cost of sales	123,680	78.1	118,480	80.8	5,200	104.4	238,851	80.0
Gross profit	34,585	21.9	28,244	19.2	6,341	122.5	59,789	20.0
Selling, general and administrative expenses	20,088	12.7	17,911	12.2	2,177	112.2	36,928	12.3
(Including Amortization of consolidation difference)	1,726		1,651		75	104.5	3,320
Operating income	14,496	9.2	10,333	7.0	4,163	140.3	22,861	7.7
Other income	819	0.5	1,187	0.8	(368)	69.0	2,060	0.7
Interest income	100		195		(95)	51.3	324
Dividend income	101		131		(30)	77.1	229
Other	617		861		(244)	71.7	1,506
Other expenses	3,239	2.1	5,198	3.5	(1,959)	62.3	7,105	2.4
Interest expenses	386		463		(77)	83.4	897
Equity in loss of affiliates	58		72		(14)	80.6	110
Foreign currency transaction loss	1,792		3,289		(1,497)	54.5	3,538
Loss on write-off of inventory	551		874		(323)	63.0	1,453
Other	449		499		(50)	90.0	1,105
Recurring profit	12,076	7.6	6,322	4.3	5,754	191.0	17,816	6.0
Extraordinary gains	698	0.5	119	0.1	579	586.6	211	0.1
Gain on sale of fixed assets	46		31		15	148.4	102
Gain on sale of investment in affiliates	-		34		(34)	-	34
Equity in earnings (losses) of affiliates	77		-		77	-	32
Gain on reversal of allowance for doubtful accounts	66		43		23	153.5	32
Gain on reversal of allowance for retirement	459		-		459	-	-
Other, net	48		9		39	533.3	9
Extraordinary losses	1,546	1.0	1,377	0.9	169	112.3	5,315	1.8
Loss on disposal of property, plant and equipment	605		558		47	108.4	1,266
Loss on write-down of investment securities	-		19		(19)	-	1,255
Amortization of net transition obligation	603		731		(128)	82.5	1,462
Relocation expenses	316		-		316	-	-
Other	21		67		(46)	31.3	1,330
Income before income taxes and minority interests	11,228	7.1	5,064	3.5	6,164	221.7	12,712	4.3
Income taxes (Current)	3,504	2.2	2,358	1.6	1,146	148.6	5,035	1.7
Income taxes (Deferred)	(584)	(0.4)	(924)	(0.6)	340	63.2	(1,114)	(0.4)
Minority interests in subsidiaries	1,894	1.2	1,013	0.7	881	187.0	2,305	0.8
Net income	¥6,413	4.1	¥2,616	1.8	¥3,797	245.1	¥6,485	2.2

3) Consolidated Statements of Retained Earnings

 (Additional paid-in capital)

	Japanese yen (Millions)
	September 30		Increase or	March 31
	2003	2002	Decrease	2003
Additional paid-in capital at beginning of period	¥26,360	¥26,333	¥26	¥26,333
Increase in additional paid-in capital	162	14	147	26
Newly issuance stocks	162	4	157	16
Increase by merged subsidiary	-	9	(9)	9
additional paid-in capital at end of period	26,522	26,348	173	26,360
(Retained Earnings)
Retained earnings at beginning of period	44,282	39,134	5,147	39,134
Increase in retained earnings	6,414	2,648	3,766	6,518
Net income	6,413	2,616	3,797	6,485
Increase resulting from increase in consolidated subsidiaries	1	32	(30)	32
Increase resulting from reversal of land revaluation reserve	-	-	-	1
Decrease in retained earnings	1,085	735	350	1,371
Dividend payments	953	635	317	1,271
Bonuses to directors	128	99	29	99
Decrease resulting from decrease in consolidated subsidiaries	-	0	(0)	0
Decrease resulting from increase in consolidated subsidiaries	3	-	3	-
Retained earnings at end of period	¥49,611	¥41,047	¥8,563	¥44,282

4) Consolidated Statements of Cash Flows

	Japanese yen (Millions)
	Six months ended September 30,		Increase or decrease	Year ended March 31,
	2003	2002		2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥11,228	¥5,064	¥6,163	¥12,712
Depreciation	7,946	7,282	664	15,138
Amortization of consolidation difference	1,601	1,529	71	3,070
Provision for doubtful accounts	(50)	(36)	(13)	105
Accrued severance and benefit cost	(85)	748	(833)	1,433
Interest and dividend income	(202)	(326)	124	(554)
Interest expenses	386	463	(76)	897
Exchange loss	931	779	151	443
Equity in loss(gain) of affiliates	58	72	(13)	110
Loss on sale of property, plant and equipment	(21)	19	(40)	30
Loss on disposal of property, plant and equipment	580	507	72	1,134
Increase in notes and accounts receivable	(6,140)	(2,335)	(3,805)	(6,839)
Increase in inventories	(2,071)	(127)	(1,944)	(405)
Increase in notes and accounts payable	5,199	4,776	422	9,154
Other, net	(533)	(2,136)	1,602	(2)
Sub-total	18,827	16,281	2,546	36,430
Interest and dividend income received	203	328	(125)	557
Interest expenses paid	(395)	(338)	(56)	(1,119)
Income taxes paid	(3,389)	(4,519)	1,130	(6,642)
Net cash provided by operating activities	15,245	11,751	3,494	29,224
Cash flows from investing activities:
Payments for fixed deposits over three months	(352)	(81)	(270)	(166)
Proceeds from fixed deposits over three months	289	319	(30)	319
Payments for purchase of marketable securities	(57)	(15)	(42)	(186)
Proceeds from sales of marketable securities	-	85	(85)	157
Payments for purchase of property, plant and equipment	(10,024)	(12,492)	2,468	(25,806)
Proceeds from sales of property, plant and equipment	306	188	117	516
Payments for purchase of investments in securities	(12,520)	-	(12,520)	(557)
Proceeds from sale of investments in securities	21	116	(95)	120
Payments for additional investments in subsidiaries	(1,097)	(2,234)	1,137	(2,895)
Proceeds from sales of investments in subsidiary	-	-	-	9
Proceeds from additional investments in subsidiaries, net of cash acquired	278	-	278	-
Proceeds from sale of investments in subsidiary excluded from consolidation	-	11	(11)	11
Disbursement of loan receivables	(35)	(40)	4	(275)
Collection of loan receivables	80	27	53	179
Other	(228)	(131)	(97)	(597)
Net cash used in investing activities	(23,341)	(14,246)	(9,095)	(29,168)

Cash flows from financing activities:
Increase in short-term borrowings	11,806	861	10,944	8,872
Issuance of long-term debt	-	2,596	(2,596)	5,552
Payments of long-term debt	(3,046)	(4,102)	1,056	(5,599)
Issuance of common stock to minority interests	437	13	424	273
Dividends paid	(953)	(635)	(317)	(1,271)
Payment of dividends to minority interests	(401)	(311)	(89)	(656)
Redemption of long-term debt	-	-	-	(9,832)
Other	(11)	(12)	1	(56)
Net cash used in (provided) financing activities	7,831	(1,590)	9,422	(2,717)
Effect of exchange rate changes on cash and cash equivalents	(1,363)	(1,939)	576	(2,752)
Net increase(decrease) in cash and cash equivalents	(1,627)	(6,025)	4,397	(5,413)
Cash and cash equivalents at beginning of year	49,315	53,586	(4,270)	53,586
Cash and cash equivalents of the subsidiary excluded	171	-	171	1,142
Cash and cash equivalents at end of year	¥47,859	¥47,560	¥298	¥49,315

5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 64

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 10
Newly established: 5

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited and Nidec Steel Products, Nidec Copal Electronics (Korea) Co.,Ltd.

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 1	Sankyo Ryutsu Kogyo Co., Ltd.
Newly consolidated because of being material as a whole: 4	Nidec Total Service (ZheJiang) Corp., Nidec Copal Electronics (ZheJiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. and Nemicon Noise Corporation
Excluded from consolidation: 1	Shimpo-Ceramics Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 7

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co.,Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation

Newly accounted for by the equity method: 2
Newly established: 1	Copal Yamada Corporation
Newly accounted for by the equity method because of being material as a whole: 1	NTN-Nidec (Zhejiang) Corporation

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from

September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date for Nidec (Zhejiang) Corporation and sixteen other consolidated subsidiaries is June 30, the closing date for Nidec Power Motor Corporation and Nidec Seiko Corporation is September 20, and the closing date for Nidec America Corporation is September 28. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (Zhejiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (Zhejiang) Co., Ltd. and Nidec-Shimpo (Shanghai) International Trading. Co., Ltd., however, the closing date of their financial statements is adjusted to September 30 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transactions that occur between the closing dates are adjusted for consolidation.)

4. Items regarding accounting standards

(1) Valuation method of major assets

a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value: Stated at fair value based on market price at end of the period (six months ended September 30, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method

b) Derivatives: Stated at fair value

c) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty three consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Eleven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and four other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

b) Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

a) Allowances for doubtful accounts : Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

b) Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

c) Provision for employees’ retirement benefits: Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2003. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

d) Provision for retirement allowances for directors and corporate auditors : Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2003.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2003, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

a) Accounting for Hedge: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

b) Method and object of hedge

(a) Method of hedge

Forward exchange contracts

(b) Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

c) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec has a comprehensive and flexible stance towards hedging.

d) Evaluation of effectiveness of hedge accounting: Regarding assets from currency fluctuations, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same.

(7) Accounting for consumption taxes:

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

Related to Consolidated Balance Sheets as of September 30, 2003

1) Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Accumulated depreciation of tangible assets	¥90,414	¥84,056	¥87,135

2) Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003
Land	¥425	(425)	¥745	(476)	¥125	(125)
Buildings	368	(368)	1,228	(1,080)	624	(624)
Machinery and equipment	-	(-)	196	(135)	107	(48)
Tools, furniture and fixtures	-	(-)	4	(4)	4	(4)
Investment in securities	1,949	(-)	1,544	(-)	1,185	(-)
Total	¥2,742	(793)	¥3,720	(1,696)	¥2,047	(802)
Secured liabilities with respect to the foregoing:
Short-term debt	¥100	(-)	¥59	(-)	¥58	(-)
Current portion of Long-term debt	323	(73)	769	(268)	534	(84)
Long-term debt	357	(107)	576	(-)	500	(-)
Total	¥781	(181)	¥1,405	(268)	¥1,092	(84)

Note

(1) Parenthetic figures above show mortgage of factory foundation or its liabilities.

(2) As of September 30, 2003, Nidec Corporation pledged land (¥2,404 million) and investment in securities (¥958 million) for Sankyo Seiki Mfg Co., Ltd.’s loan from bank.

3) Contingent liabilities

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Okaya Seiken kabushiki kaisha	¥120	¥120	¥120

Related to Consolidated Statements of Cash Flows

Six months ended September 30, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended on September 30, 2003 is as follows:

Cash and deposits original maturities of three months or less	¥48,076 million
Fixed deposits	(406)
Marketable securities	189
Cash and cash equivalents	¥47,859 million

Six months ended September 30, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended on September 30, 2002 is as follows:

Cash and deposits original maturities of three months or less	¥47,462 million
Fixed deposits	(116)
Marketable securities	214
Cash and cash equivalents	¥47,560 million

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the fiscal year ended on March 31, 2003 is as follows:

Cash and deposits original maturities of three months or less	¥49,491 million
Fixed deposits	(368)
Marketable securities	192
Cash and cash equivalents	¥49,315 million

NOTES TO LEASES

1) Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Building and structures	¥65	¥4	¥61
Machinery and vehicles	1,924	512	1,411
Tools, furniture and fixtures	2,466	1,386	1,079
Other intangible assets	344	206	138
Total	¥4,801	¥2,110	¥2,691

(2) Future lease payment at the interim balance sheet date

Due within one year	¥665 million
Due over one year	¥2,025 million
Total	¥2,691 million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥398 million
Depreciation	¥398 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,822	¥962	¥1,859
Tools, furniture and fixtures	2,923	1,791	1,131
Other intangible assets	513	335	177
Total	¥6,259	¥3,089	¥3,169

(2) Future lease payment at the interim balance sheet date

Due within one year	¥901 million
Due over one year	¥2,267 million
Total	¥3,169 million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥535 million
Depreciation	¥535 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Building and structures	¥65	¥1	¥64
Machinery and vehicles	2,517	932	1,584
Tools, furniture and fixtures	2,603	1,587	1,016
Other intangible assets	436	305	131
Total	¥5,623	¥2,825	¥2,797

(2) Future lease payment at the interim balance sheet date

Due within one year	¥727 million
Due over one year	¥2,070 million
Total	¥2,797 million

Note: Due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥977million
Depreciation	¥977million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2) Operating leases (Lessee)

Six months ended September 30, 2003

Future lease payments
Due within one year	¥165 million
Due over one year	700 million
Total	¥866 million

Six months ended September 30, 2002

Future lease payments
Due within one year	¥216 million
Due over one year	834 million
Total	¥1,050 million

Year ended March 31, 2003

Future lease payments
Due within one year	¥191million
Due over one year	742 million
Total	¥933million

3) Operating leases (Lessor)

Six months ended September 30, 2003

Future lease payments
Due within one year	¥25 million
Due over one year	61 million
Total	¥86 million

Six months ended September 30, 2002

Future lease payments
Due within one year	¥18 million
Due over one year	100 million
Total	¥118 million

Year ended March 31, 2003

Future lease payments
Due within one year	¥31 million
Due over one year	80 million
Total	¥111 million

6) CONSOLIDATED STATEMENTS OF INCOME

SECOND QUARTER ENDED SEPTEMBER 30, 2003 AND 2002

(FROM JULY 1 TO SEPTEMBER 30)

	Japanese yen (Millions)
	Second quarter ended September 30				Increase or decrease	% increase	First quarter ended June 30,
	2003		2002				2003
	Amount	%	Amount	%			Amount	%
Net sales	¥83,149	100.0	¥73,109	100.0	¥10,040	13.7	¥75,116	100.0
Cost of sales	64,709	77.8	59,077	80.8	5,632	9.5	58,970	78.5
Gross profit	18,439	22.2	14,032	19.2	4,407	31.4	16,146	21.5
Selling, general and administrative expenses	10,459	12.6	8,933	12.2	1,526	17.1	9,629	12.8
(Including Amortization of consolidation difference )	877		825		52		848
Operating income	7,980	9.6	5,099	7.0	2,881	56.5	6,516	8.7
Other income	480	0.6	1,035	1.4	(555)	(53.6)	414	0.6
Interest earned	46		83		(37)		53
Dividend income	70		72		(2)		31
Gain on sale of investment securities			0
Foreign exchange gains, net	-		319		(319)		75
Other, net	362		560		(198)		254
Other expenses	2,666	3.2	1,401	1.9	1,265	90.3	648	0.9
Interest expenses	178		207		(29)		208
Foreign exchange loss	1,868		-		1,863		-
Equity in loss of affiliates	33		33		0		25
Write-off of inventories	360		840		(480)		191
Other, net	225		319		(94)		223
Recurring profit	5,793	7.0	4,733	6.5	1,060	22.4	6,283	8.4
Extraordinary gains	143	0.1	64	0.1	79	123.4	554	0.7
Gain on sale of fixed assets	13		15		(2)		33
Gain on sale of investment in affiliates	-		34		(34)		-
Gain on issuance of securities by a subsidiary	54				54		23
Gain on reversal of allowance for doubtful accounts	27				27		38
Gain on reversal of provision for employees retirement cost	-		-		-		459
Other, net	48		14		34		-
Extraordinary losses	826	1.0	712	1.0	114	16.0	720	1.0
Loss on disposal of property, plant and equipment	405		351		54		199
Loss on valuation of investment Securities	-		(5)		5		-
Amortization of net transition obligation	301		366		(65)		301
Relocation expenses	103		-		103		212
Other	15		0		15		6
Income before income taxes and minority interests	5,110	6.1	4,085	5.6	1,025	25.1	6,117	8.1
Income taxes (Current)	2,011	2.4	1,864	2.5	147	7.9	1,493	2.0
Income taxes (Deferred)	(859)	(1.0)	(718)	(1.0)	(141)	19.6	274	0.4
Minority interests in subsidiaries	1,027	1.2	705	1.0	322	45.7	866	1.1
Net income	¥2,931	3.5	¥2,234	3.1	¥697	31.2	¥3,482	4.6

5. BUSINESS SEGMENT INFORMATION

1) Business Segment Information

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥85,965	¥16,664	¥17,491	¥38,144	¥158,265	-	¥158,265
Intersegment	1	8	2,557	311	2,879	(¥2,879)	-
Total	85,967	16,672	20,049	38,455	161,145	(2,879)	158,265
Operating expenses	76,622	15,740	18,688	34,010	145,062	(1,293)	143,769
Operating income	¥9,344	¥931	¥1,360	¥4,445	¥16,082	(¥1,586)	¥14,496

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥83,604	¥18,960	¥15,571	¥28,588	¥146,724	-	¥146,724
Intersegment	3	4	3,906	271	4,186	(¥4,186)	-
Total	83,608	18,965	19,478	28,859	150,911	(4,186)	146,724
Operating expenses	74,517	19,178	18,541	26,747	138,984	(2,592)	136,391
Operating income	¥9,090	(¥213)	¥936	¥2,112	¥11,927	(¥1,593)	¥10,333

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	-	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥29,090	(¥3,229)	¥22,861

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery : High-speed press machines, semiconductor production equipment, precision equipment, FA equipment.

(Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the interim due to the change that Machinery had accounted for major portion of this segment.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Elimination/Corporate	¥1,492	¥1,194	¥2,673	Expenses derived from the over-head department of the parent company’s administration and accounting divisions

2) Geographic Segment Information

	Japanese yen (Millions)
	Six months ended September 30, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥96,194	¥3,177	¥56,937	¥1,955	¥158,265	-	¥158,265
Intersegment	34,762	398	63,797	5	98,964	(¥98,964)	-
Total	130,957	3,576	120,735	1,961	257,230	(98,964)	158,265
Operating expenses	124,681	3,414	110,801	1,906	240,803	(97,034)	143,769
Operating income	¥6,276	¥161	¥9,934	¥54	¥16,426	(¥1,929)	¥14,496

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥89,074	¥4,608	¥49,818	¥3,223	¥146,724	-	¥146,724
Intersegment	40,157	573	62,118	100	102,949	(¥102,949)	-
Total	129,232	5,181	111,937	3,323	249,674	(102,949)	146,724
Operating expenses	123,544	5,033	105,868	3,252	237,699	(101,308)	136,391
Operating income	¥5,687	¥148	¥6,068	¥70	¥11,974	(¥1,641)	¥10,333

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	101,210	¥5,001	¥298,641	-	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	¥11,834	¥304	¥13,654	¥138	¥25,931	(¥3,069)	¥22,861

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Elimination/Corporate	¥1,492	¥1,194	¥2,673	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Six months ended September 30, 2003
	North America	Asia	Other	Total
Overseas sales	¥4,485	¥84,220	¥5,232	¥93,938
Consolidated sales	-	-	-	158,265
Overseas sales to consolidated sales	2.8%	53.3%	3.3%	59.4%

	Japanese yen (Millions), %
	Six months ended September 30, 2002
	North America	Asia	Other	Total
Overseas sales	¥4,923	¥74,811	¥4,216	¥83,951
Consolidated sales	-	-	-	146,724
Overseas sales to consolidated sales	3.3%	51.0%	2.9%	57.2%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

6. MARKETABLE SECURITIES

1. Held-to-Maturity Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30,2003			Six-months ended September 30,2002			Year ended March 31, 2003
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	¥59	¥59	(¥0)	-	-	-
Total	-	-	-	¥59	¥59	(¥0)	-	-	-

2. Other Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30,2003			Six-months ended September 30,2002			Year ended March 31, 2003
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
quity securities	¥8,034	¥10,234	¥2,199	¥6,919	¥6,935	¥15	¥5,844	¥4,933	(¥910)
Bonds
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	17	17	0	35	36	1	33	35	1
Others	-	-	-	-	-	-	-	-	-
Other securities	155	155	0	157	130	(27)	155	127	(28)
Total	¥8,207	¥10,407	¥2,200	¥7,113	¥7,102	(¥10)	¥6,033	¥5,095	(¥937)

3. Marketable Securities not practicable to fair value

	Japanese yen (Millions unless indicated)
	Six months ended September 30	Six months ended September 30	Year ended March 31
	2003	2002	2003
Held-to-maturity bonds	¥0	¥0	¥0
Other securities
Preferred stock	500	-	500
Unlisted stock (excluding the over-the-counter stock)	564	320	315
Unlisted foreign stock	69	75	74
Unlisted foreign bonds	-	-	-
Paid-out cash for investment in affiliates	12,484	-	-
Money Management Funds	-	-	-
Medium-term government bond funds	-	-	-
Discount bank debentures	-	9	-
Others	¥433	¥603	¥730

7. DERIVATIVE INSTRUMENTS

Condition of Agreements for Derivative Instruments, Fair Values and Unrealized Gain or Loss

As of September 30, 2003

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	¥200	¥200	(¥12)
Total		¥200	¥200	(¥12)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2002

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	¥677	¥682	¥13
	Euro	38	40	1
	Sale
	U.S. dollars	46	46	(0)
Interest rates	Interest cap transactions	3,000	0	-
Total		¥3,762	¥769	¥14

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of March 31, 2003

		Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	¥300	¥303	¥0
Total		¥300	¥303	¥0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

8. OTHERS

1. As previously announced, Nidec Corporation exchanged shares with Nidec Shimpo Corporation on Oct 1, 2003, thus Nidec Shimpo Corporation became a wholly-owned subsidiary of Nidec Corporation.

2. As previously announced, Nidec Corporation issued ¥30 billion yen denominated convertible bond with stock acquisition right, due 2008 on Oct 17, 2003.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(FIRST HALF ENDED SEPTEMBER 30, 2003)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 28, 2003

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Interim Non-Consolidated Financial Performance (from April 1, 2003 to September 30, 2003)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Six months ended September 30		Year ended March 31
	2003	2002	2003
Net sales	¥59,614	¥66,153	¥129,164
Percent change from the previous period	(9.9%)	24.3%	3.4%
Operating income	645	2,483	3,520
Percent change from the previous period	(74.0%)	183.8%	(14.1%)
Recurring profit	2,381	4,033	7,252
Percent change from the previous period	(41.0%)	6.0%	(35.5%)
Net income	1,801	2,874	4,965
Percent change from the previous period	(37.3%)	12.4%	(32.1%)
Net income per share (Yen)	¥28.32	¥45.22	¥77.04

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the period:

63,621,941 shares for the six months ended September 30, 2003

63,565,630 shares for the six months ended September 30, 2002

63,565,357 shares for the year ended March 31, 2003

2. Change in accounting method: Non-applicable

3. Percentage change of net sales, operating income and net income are indicated in comparison with the same period of the previous fiscal year.

(2) Dividends

	Japanese yen (Yen)
	Six months ended September 30, 2003	Six months ended September 30, 2002	Year ended March 31, 2003
Dividend per share (interim)	¥15	¥10	-
Dividend per share (annual)	-	-	¥25

Note: Dividend per share at September 30,2003 included the 30th anniversary commemorative dividend (¥2.50).

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	September 30		March 31
	2003	2002	2003
Total assets	¥187,878	¥166,650	¥168,871
Shareholders’ equity	90,125	87,050	88,039
Shareholders’ equity to total assets	48.0%	52.2%	52.1%
Shareholders’ equity per share (Yen)	¥1,413.98	¥1,369.46	¥1,383.93

Notes:

Number of shares issued and outstanding at the end of the respective period (consolidated):

63,739,256 shares at September 30, 2003

63,565,971 shares at September 30, 2002

63,566,081 shares at March 31, 2003

Number of treasury stock at the end of the respective period (consolidated):

9,615 shares at September 30, 2003

2,661 shares at September 30, 2002

8,648 shares at March 31, 2003

2. Forecast of Non-Consolidated Financial Performance (For the year ending March 31, 2003 )

Japanese yen (Millions)
Net sales	¥115,000
Operating income	1,200
Ordinary income	4,000
Net income	2,500
Dividend per share (At year end)	¥12.50
Dividend per share (Annual)	¥27.50

Reference: Forecast net income per share for the year is ¥38.22.

9. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2003		2002		2003
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥17,348		¥18,302		¥18,385		(¥1,037)
Notes receivable	899		2,058		1,296		(397)
Accounts receivable	31,208		36,707		33,215		(2,007)
Inventories	2,291		2,566		2,434		(143)
Deferred income taxes	2,813		1,107		2,409		404
Short-term loans to affiliates	3,458		2,729		3,511		(53)
Other receivables	5,316		5,159		5,801		(485)
Other current assets	283		1,097		995		(712)
Allowance for doubtful accounts	(192)		(218)		(219)		27
Total current assets	63,426	33.8	69,510	41.7	67,830	40.2	23,411
Fixed assets:
Tangible assets	27,991	14.9	20,259	12.2	24,562	14.5	3,429
Buildings	9,278		4,491		9,795		(517)
Machinery and equipment	1,290		1,584		1,531		(241)
Land	15,536		10,168		11,395		4,141
Other	1,886		4,015		1,840		46
Intangible assets	318	0.1	424	0.2	366	0.2	(48)
Investments and other assets	96,142	51.2	76,455	45.9	76,112	45.1	20,030
Investment securities	20,333		5,269		3,754		16,579
Investment securities of affiliates	65,151		61,378		61,779		3,372
Deferred income taxes	1,478		2,843		1,971		(493)
Other (investments)	9,696		7,455		9,124		572
Allowance for doubtful accounts	(518)		(491)		(517)		(1)
Total fixed assets	124,452	66.2	97,139	58.3	101,041	59.8	23,411
Total assets	¥187,878	100.0	¥166,650	100.0	¥168,871	100.0	¥19,007

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2003		2002		2003
	Amount		Amount	%	Amount	%
Current liabilities
Notes payable	¥800		¥3,778		¥1,104		(¥304)
Accounts payable	21,739		21,954		21,742		(3)
Short-term borrowings	39,565		20,474		29,010		10,555
Current portion of convertible bonds	4,698		10,156		5,027		(329)
Accrued bonuses to employees	880		826		862		18
Other	15,815		5,215		8,251		7,564
Total current liabilities	83,498	44.4	62,406	37.5	65,997	39.1	17,501
Non-current liabilities
Convertible bonds	9,278		13,978		9,279		(1)
Long-term debt	2,970		1,723		3,821		(851)
Accrued severance and benefit costs	1,454		939		1,179		275
Accrued retirement benefit to directors	518		520		518		0
Others	32		31		36		(4)
Total fixed liabilities	14,254	7.6	17,193	10.3	14,834	8.8	(580)
Total liabilities	97,752	52.0	79,599	47.8	80,832	47.9	16,920
Shareholders’ equity
Common stock	26,647	14.2	26,473	15.9	26,485	15.7	162
Additional paid-in capital	26,522	14.1	26,348	15.8	26,360	15.6	162
Retained earnings	37,234	19.8	34,999	21.0	36,454	21.6	780
Legal reserve l	720		720		720		-
Reserve for general purpose	32,550		29,050		29,050		3,500
Unappropriated retained earnings	3,963		5,228		6,684		(2,721)
Land revaluation reserve	(701)	(0.4)	(701)	(0.4)	(701)	(0.4)	-
Net unrealized loss on securities	496	0.3	(47)	(0.1)	(493)	(0.3)	989
Treasury stock	(73)	(0.0)	(21)	(0.0)	(65)	(0.1)	(8)
Total shareholders’ equity	90,125	48.0	87,050	52.2	88,039	52.1	2,086
Total liabilities and shareholders’ equity	¥187,878	100.0	¥166,650	100.0	¥168,871	100.0	¥19,007

2) Non-Consolidated Statement of Income

	Japanese yen (Millions)
	Six months ended September 30,				Increase or decrease	% increase	For the year ended March 31,
	2003		2002				2003
	Amount	%	Amount	%			Amount	%
Net sales	¥59,614	100.0	¥66,153	100.0	(¥6,539)	(9.9)	¥129,164	100.0
Cost of sales	53,039	89.0	58,939	89.1	(5,900)	(10.0)	115,762	89.6
Gross profit	6,574	11.0	7,214	10.9	(640)	(8.9)	13,401	10.4
Selling, general and administrative expenses	5,928	9.9	4,731	7.1	1,197	(25.3)	9,880	7.7
Operating income	645	1.1	2,483	3.8	(1,838)	(74.0)	3,520	2.7
Other income	2,903	4.9	3,763	5.7	(860)	(22.9)	6,431	5.0
Interest income	48		74		(26)		122
Dividend income	2,578		3,396		(818)		5,813
Other	276		292		(16)		495
Other expenses	1,167	2.0	2,213	3.4	(1,046)	(47.3)	2,699	2.1
Interest expenses	101		106		(5)		197
Interest on corporate bonds	49		56		(7)		113
Foreign currency transaction loss	926		1,888		(962)		2,109
Other	88		161		(73)		279
Recurring profit	2,381	4.0	4,033	6.1	(1,652)	(41.0)	7,252	5.6
Extraordinary gains	35	0.1	36	0.1	(1)	(2.8)	51	0.1
Gain on sale of fixed assets	8		4		4		8
Gain on sale of investment in affiliates	-		11		(11)		13
Gain on reversal of allowance for doubtful accounts	26		20		6		30
Extraordinary losses	438	0.8	122	0.2	316	259.0	1,016	0.8
Loss on disposal of property, plant and equipment	145		61		84		180
Loss on write-down of investment securities	-		0		(0)		766
Relocation expenses	292		-		292		-
Other	-		60		(60)		68
Income before income taxes	1,978	3.3	3,947	6.0	(1,969)	(49.9)	6,288	4.9
Income taxes (Current)	750	1.3	379	0.6	371		761	0.6
Income taxes (Deferred)	(573)	(1.0)	693	1.1	(1,266)		561	0.5
Net income	1,801	3.0	2,874	4.3	(1,073)	(37.3)	4965	3.8
Retained earnings brought forward from previous period	2,162		2,270		(108)		2,270
Unappropriated retained earnings from acquired company	-		82		(82)		82
Reversal of Land revaluation reserve	-		1		(1)		1
Dividend for the period	-		-		-		635
Unappropriated retained earnings for the period	¥3,963		¥5,228		(¥1,265)		¥6,684

3) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

a) Securities

Held-to-maturity securities: Amortized cost method

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value: Stated at fair value based on market price at end of the period(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method.

b) Derivatives: Stated at fair value

c) Valuation method of inventories:

Finished goods, materials, work in progress: Stated at the lower of cost or market with cost determined using the moving average method

Supplies: Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies :

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2003, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

a) Method of hedge: Forward exchange contracts

b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Accumulated depreciation of tangible assets	¥11,540	¥12,064	¥11,770

2. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Investment in securities	¥1,132	¥1,544	¥1,185
Secured liabilities with respect to the foregoing:
Long-term debt	500	950	950

(In which, current portion of long-term debt)	(¥250)	(¥450)	(¥450)

As of September 30,2003, Nidec pledged land (¥2,404 million) and investment in securities (¥958 million) as Sankyo Seiki Mfg Co., Ltd’s loan from bank.

3. Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Amount of debt securities from bank loans	¥7,855	¥10,297	¥9,456
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd	(US$8,225 th.) 915 (TB239,035 th.) 664	(US$22,425 th.) 2,749 (TB733,983 th.) 2,077	(US$23,475 th.) 2,821 (TB363,983 th.) 1,019
Nidec (Dalian) Limited	-	(US$4,000 th.) 490	(US$3,000 th.) 360
Nidec America Corporation	(US$3,168 th.) 352	(US$4,225 th.) 517	-
Nidec Philippines Corporation	(US$30,000 th.) 3,337 312	(US$27,000 th.) 3,310 312	(US$30,000 th.) 3,606 312
Nidec Precision Philippines Corporation	860	300	880
Nidec Tosok (Vietnam) Co., Ltd.	(US$4,339 th.) 482	(US$1,996 th.) 244	(US$3,801 th.) 456
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$6,000 th.) 667	(US$459 th.) 56 238	-
Nidec (Dongguan) Limited	(US$2,000 th.) 222	-	-
Nidec Singapore Pte. Ltd.	(US$368 th.) 40	-	-

4. Handling of consumption tax

As of September 30, 2003

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of September 30, 2002

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of March 31, 2003

N/A

5. Increase and decrease in number of outstanding share

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003

Unsecured 1.0% convertible bond, due to 2003
Number of issued stock	173,996	4,833	8,592
Convertible price (¥)	¥1,862.10	¥1,862.10	¥1,862.10
Amount included in capital (¥)	¥162 million	¥4 million	¥8 million
Unsecured 0.8% convertible bond, due to 2003
Number of issued stock	146	146	146
Convertible price (¥)	¥6,842.00	¥6,842.00	¥6,842.00
Amount included in capital (¥)	¥0 million	¥0 million	¥0 million
Unsecured 0.5% convertible bond, due to 2003
Number of issued stock	-	-	146
Convertible price (¥)	-	-	¥6,842.00
Amount included in capital (¥)	-	-	¥0 million
Unsecured 0.125% convertible bond, due to 2003
Number of issued stock	-	-	2,192
Convertible price (¥)	-	-	¥6,842.00
Amount included in capital (¥)	-	-	¥7 million

Note to Non-Consolidated Statements of Income

Depreciation and amortization

	Japanese yen (Millions)
	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Tangible assets	¥775	¥608	¥1,248
Intangible assets	75	72	149

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

			(Yen in million)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥3	¥55
Structure	5	0	5
Machinery and vehicles	56	44	11
Tools, furniture and fixtures	1,234	560	674
Software	121	101	20
Total	¥1,478	¥710	¥768

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year	¥301 million
Due over one year	¥466 million
Total	¥768 million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥161 million
Depreciation	¥161 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

			(Yen in million)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥56	¥35	¥21
Tools, furniture and fixtures	1,087	582	504
Software	273	209	63
Total	¥1,416	¥827	¥589

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year	¥ 264 million
Due over one year	¥ 325 million
Total	¥ 589 million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments	¥156 million
Depreciation	¥156 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

			(Yen in million)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥1	¥58
Structure	5	0	5
Machinery and vehicles	56	39	16
Tools, furniture and fixtures	1,170	601	569
Software	265	226	39
Total	¥1,558	¥868	¥689

Note: With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year	¥263 million
Due over one year	¥426 million
Total	¥689 million

Note: Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments	¥305 million
Depreciation	¥305 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2003

Future lease payments
Due within one year	¥3 million
Due over one year	¥3 million
Total	¥6 million

Six months ended September 30, 2002

Future lease payments
Due within one year	¥3 million
Due over one year	¥6 million
Total	¥9 million

Year ended March 31, 2003

Future lease payments
Due within one year	¥3 million
Due over one year	¥4 million
Total	¥7 million

Notes To Marketable Securities

As of September 30, 2003

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥37,404	¥71,674	¥34,269
Investment in affiliates	-	-	-
Total	¥37,404	¥71,674	¥34,269

As of September 30, 2002

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,476	¥53,919	¥11,442
Investment in affiliates	-	-	-
Total	¥42,476	¥53,919	¥11,442

As of March 31, 2003

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 28, 2003 in Kyoto, Japan

Nidec Announces an Increase in Fiscal 2003 Interim Dividend Payment

 Nidec Corporation resolved at a meeting of its Board of Directors today to increase the payment of interim cash dividend per share for the year ending March 31, 2004.

Reasons for the Increase in Dividend Payment

    Blessed with overwhelming support from our shareholders and continuous business growth, Nidec marked its 30th anniversary on July 23, 2003. The favorable consolidated results for the six months ended September 30, 2003, as reported separately in our interim financial statements, provided a further indication of our sustainable growth. In this connection, we have decided to pay a commemorative dividend of ¥2.50 in addition to the previously stated interim dividend of ¥12.50 for the year ending March 31, 2004.

    As a result, the interim dividend payment per share for the year ending March 31, 2004 will total ¥15.00. The term-end dividend per share will remain unchanged at ¥12.50.

Details of Revision                                                         Yen per share

	Revised dividend forecast for the year ending March 31, 2004	Previous dividend forecast for the year ending March 31, 2004 (April 25, 2003)	Dividends for the year ended March 31, 2003
Interim	15.00 (incl. ¥2.50 commemorative dividend)	12.50	10.00
Term-end	12.50	12.50	15.00
Annual	27.50 (incl. ¥2.50 commemorative dividend)	25.00	25.00

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 28, 2003, in Kyoto, Japan

NIDEC COPAL CORPORATION REVISED ITS HALF-YEAR

 FINANCIAL FORECASTS UPWARD

(JAPANESE GAAP)

Nidec Copal Corporation, a listed company on the first section of Tokyo Stock Exchange (7756) and Nidec Corporation’s consolidated subsidiary under the Japanese GAAP, announced today its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2003, which had been revised upward from the previous forecasts announced on April 25, 2003 as set forth in farther detail below.

Note: Under the U.S. GAAP, Nidec Copal Corporation is outside Nidec Corporation’s scope of consolidation.

1.

 Revised consolidated financial forecasts for the six months ended September 30, 2003

(Japanese GAAP---From April 1, 2003 to September 30, 2003)

 (Yen in millions)

	Six months ended September 30,2003			Six months ended September 30, 2002
	Revised forecasts (October 28, 2003)	Previous forecasts (April 25, 2003)	Difference (%)
Net sales	31,704	30,000	5.7%	26,520
Recurring income	3,007	2,550	17.9%	1,906
Net income	1,753	1,100	59.4%	690

2.

 Revised non-consolidated financial forecasts for the six months ended September 30, 2003

(Japanese GAAP---From April 1, 2003 to September 30, 2003)

 (Yen in millions)

	Six months ended September 30,2003			Six months ended September 30, 2002
	Revised forecasts (October 28, 2003)	Previous forecasts (April 25, 2003)	Difference (%)
Net sales	28,044	26,500	5.8%	22,703
Recurring income	2,205	1,750	26.0%	1,404
Net income	1,324	700	89.1%	540

3.

 Reasons for revision

Both consolidated and non-consolidated results for the year ended September 30, 2003 are expected to exceed the previous forecasts announced on April 25, 2003. Sales of digital camera shutters and lens units increased significantly encouraged by robust order entries from digital camera manufacturers. Collective efforts in reducing overall costs also contributed to the remarkable profit growth.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Nidec Copal’s current plans, estimates, strategies and beliefs, including any forecasts or projections, and other statements that are not historical facts, are forward-looking statements within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. These statements are based on management’s expectations, assumptions and beliefs in light of information currently available to it, and could cause actual results to be different, possibly materially, from those discussed in forward-looking statements. Potential risks and uncertainties include, but are not limited to: (i) the ability of Nidec Copal to design, develop, mass produce and win acceptance of its products such as digital camera shutters and lens units, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the markets for digital cameras and other information technology-related products, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly those of